Filed by GigCapital3, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-39283

Subject Company: Lightning Systems, Inc.

Opportunity Overview
JANUARY 2021

LIGHTNING eMOTORS AT A GLANCE

Focus on Urban Commercial ZEV
Only Full-Range Manufacturer
Class 3–7 BEV & FCEV

Modular Architecture
Scalable & IP Protected

$67B TAM(1)
Across Multiple End Markets

Blue Chip Customer Base
We are a B2B Company
amazon, DHL, COX, CBRE

Strategic Partnerships
Ford, Plug Power, Hino, bp, BorgWarner

10 Years R&D
Ahead of the Game

2 Year Head Start in Customer Validation(2)
120 Vehicles on the Road(3)
1,500 Vehicles on Order(4)

$2.0B Projected Revenue in 2025
With Visibility to $1B Revenue Based on Current Contract Pipeline

KEY INVESTMENT HIGHLIGHTS

1 Strong Secular Trends Driving Massive TAM

- $67B TAM of Class 3 – 7 commercial vehicles electrification
- Large tailwinds of regulations, corporate mandates and grants

2 Dominant Market Positioning

- The only company that has delivered Class 3, 4, 5, 6 and 7 EVs
- First mover advantage – 50%+ market share in Class 3 – 6 EVs in 2020(5)
- Existing sales with 30 fleets(6) that together operate ~500,000 vehicles
- Strong external validation – won Frost & Sullivan's Customer Value Leadership Award in Electric Commercial Vehicle Industry

3 Defensible Competitive Moat

- Proprietary technology and operational expertise drive industry-leading scale
- Established strategic partnerships create the foundation for growth

4 Robust Contracts with Financial Visibility

- Integrated vehicle technology and charging systems, along with total cost of ownership (TCO) validation, create sticky customer base
- Path to $1B revenue from current customers by 2025 out of $2.0B total projected revenue
- 100% of 2021 revenue forecast contracted as of Q3 2020

5 Experienced Management Team

- Built industry leading team in fleet vehicle technology
- Existing team has already achieved commercial EV leadership in 2020

(1) U.S. Department of Energy, Ward's and LMC Automotive.
(2) The customer validation cycle typically takes 3 to 24 months.
(3) By the end of 2020.
(4) As of September 30, 2020.
(5) Internal company data.
(6) Includes purchase orders.

2

LIGHTNING eMOTORS

COMPANY OVERVIEW
(Direct Sales)
COMMERCIAL ZEVs
Manufacture complete vehicles: Class 3 – 7 trucks & buses Offering both Battery
(BEV) and Fuel Cell
(FCEV)
Highest up-time backed by supplier parts and service We sell powertrains to strategic partners
ANALYTICS
Actionable fleet intelligence Unique Big Data on drive cycles
Artificial intelligence optimization Recurring revenue stream with 100% attachment rate and <1% expected churn
(Energy-as-a-Service)
CHARGING
Complete charging solutions Patented mobile charging
Recurring revenue stream with 10-year contracts
(EV-as-a-Service)
FINANCING
Support financing to overcome higher up-front costs Strategically differentiated with OEMs e.g.
Ford and GM EV-as-a-Service constitutes recurring revenue stream Financing partner in place – Generate Capital
OPTIMIZED MODULAR DESIGN ADDRESSES DIVERSIFIED OPPORTUNITIES
Vehicle class and application agnostic design
Each class has numerous specialty vehicles
High level of cost-effective customization enabled by modular software and hardware
Serving all segments of urban commercial fleets with proven reliability
Software-enabled platform and integration capabilities translate to significant time-to-market advantage
Note: Pictures represent selected vehicles as examples in each class and our products are not limited to vehicles shown in the above.

WE ARE AT THE INFECTION POINT WITH ACCELERATING SALES CYCLES FOR LIGHTNING eMOTORS

Significant progress made in customer validation

Sales cycle between 3 and 24 months

Field Trial

B2B Outreach to Fleets	Technical Validation	TCO Validation	Initial Contract & Purchase Orders	REPEAT ORDERS
130 fleets in this stage	16 fleets in this stage	25 fleets in this stage	20 fleets with new orders	+ 10 fleets with repeat orders

Key customers have now ordered 1,500 vehicles

HUGE UNTAPPED MARKET OPPORTUNITY WITH A DOMINANT MARKET SHARE

Light-Duty
Vans, pickups

- Large OEMs aggressively compete for share in this market

Medium-Duty
Vocational trucks, shuttle buses

LIGHTNING eMOTORS **$67B TAM**

- A large market consisting of several small niche players
- Features needed for each type of vehicle make it economically challenging for large OEMs to compete in

Heavy-Duty
Tractor trailer, transit buses

- Large OEMs aggressively compete for share in this market

Lightning eMotors enjoys over 50% market share in EVs across Classes 3–7 with a growing TAM

CLASS 3–7 COMMERCIAL VEHICLES SHIPPED IN 2020(1)

Lightning eMotors has shipped **more than 3x** the vehicles of its next-largest competitor



All Other Manufacturers
65
LIGHTNING eMOTORS
78

FROST & SULLIVAN

"Customer Value Leadership Award in Electric Commercial Vehicle Industry"

SELECT KEY CUSTOMERS

ABC Companies, amazon, DHL, fluid Truck Share, IKEA, Keurig Dr Pepper, PLUG POWER, WINNEBAGO

Note: Fleet data as of September 30, 2020.
(1)Source: Internal company estimates: Lightning eMotors: 78; GreenPower: 25; Motiv: 20; Phoenix: 10; SEA: 5; Other: 5.

4

LIGHTNING eMOTORS

RAPIDLY GROWING PIPELINE AND CONTRACTED PURCHASE ORDER BACKING

	MARCH 2020	SEPTEMBER 2020
Pipeline:	$130mm	$800mm+
Contracted PO Backlog:	$28mm	$150mm+

- Already received purchase orders to fulfill **100%** of 2020E and 2021E revenue
- 9 out of 11 customers are **currently** operating our vehicles
- $120mm+ **repeat** orders in Q3 2020

PROJECTED REVENUE BY PRODUCT MIX



($ in mm)
195%
2020-2025E CAGR
$9
$63
$1
$15
$46
$354
$2
$96
$8
$249
$640
$6
$23
$154
$457
$1,165
$11
$52
$264
$837
$2,012
$18
$97
$440
$1,457
2020E
2021E
2022E
2023E
2024E
2025E
Commercial Evs
Systems for OEMs
Energy as a Service
EV as a Service

HIGHLY EXPERIENCED MANAGEMENT TEAM

The Lightning eMotors leadership team has already shown its ability to deliver by successfully bringing products to market and capturing a dominant share in a nascent but rapidly growing industry. The Board of Directors will be co-chaired by Robert Fenwick-Smith and GigCapital Global Executive Chairman and Founding Managing Partner, Dr. Avi Katz. In addition, the team has recently hired Teresa Covington, who is a seasoned automotive and technology public company CFO.



Tim Reeser
Founder & CEO
25+ Years
Robert Fenwick-Smith
Executive Chairman, Interim CFO
35+ Years
Bill Kelley
CTO & COO
35+ Years
Teresa Covington
Incoming CFO
35+ Years
Brandon McNeil
Executive Director, Operations
22+ Years
Carol Murin
Director, Finance
19+ Years
Tyler Yadon
Director, Engineering
10+ Years
Keith Lehmeier
Director, New Product Development
10+ Years
Nick Bettis
Director, Business Development
24+ Years
Brian Johnston
Director, Program Management
30+ Years

5
LIGHTNING eMOTORS

SUPPLEMENTAL FAQ
What does Lightning eMotors do?
Lightning eMotors manufactures powertrains, complete vehicles, and charging solutions for the zero-emission medium-duty commercial vehicle market
Aside from the first-mover advantage, how is Lightning eMotors different from the competition?
Lightning eMotors is the only company with 3 years of 1 Hz on-road data from electric fleet customers providing deep insight on vehicle route requirements, service/reliability, payload requirements, efficiency, and impact of climate on battery range
Lightning eMotors provides a complete turnkey solution for commercial vehicle fleet electrification needs including a full range of vocational products, required charging infrastructure, financing and compliance
Lightning eMotors currently supports more chassis, vocations, and customizations than any other
OEM—with more being added every quarter. Lightning eMotors supports 7 base chassis platforms today and another 5 are currently in development to support deliveries in 2021. Lightning eMotors offers a very large assortment of vocational upfit options, such as ambulances, shuttle buses, and bucket trucks, all with a proprietary software and modular hardware building solution; Lightning eMotors is the only company that can support the wide range of requirements the medium-duty customers demand, in a cost effective and scalable manner. The Company’s proprietary software suite and modular hardware suite allow it to expand its chassis, feature set, and customer customization support at a much faster pace than other OEMs
Will large legacy OEMs enter this market segment? Do you have existing partnerships with OEMs?
Large legacy OEMs have not been attracted to the market because it is comprised of multiple, specialized sub-TAMs, each of which does not have sufficient volume to support their high-capital manufacturing models. The ROI for large-scale, legacy OEMs is not sufficient to justify the R&D and capital expenditures necessary to enter the medium-duty electric vehicle markets. Lightning eMotors has partnerships with multiple large legacy OEMs, including Ford, GM and Hino, which enables large OEMs to enter the market without deploying large R&D investments Traditional vocational OEMs, such as REV Group, Shyft Group, and Winnebago are not in the powertrain business, and we believe they do not have the engineering or manufacturing resources to enter the markets now. We currently have partnerships with and sell our powertrains to these vocational OEM groups, with more interest from both US and International vocational OEMs every quarter, as they see the growing demand from their customer base for an electric solution

SUPPLEMENTAL FAQ (CONT.)

Is Lightning eMotors going to continue retrofitting EVs, or will there be a shift in the business model in the future?

- Lightning eMotors has never been a "retrofitter." Lightning eMotors manufactures powertrains, complete vehicles, and charging solutions for the zero-emission medium-duty commercial vehicle market. Our flexible production facilities and OEM partnerships enable the enterprise to be agile as market dynamics evolve. Lightning eMotors buys chassis from major chassis providers, such as Ford, Hino, GM, and Isuzu, and builds electric vehicles on top of those chassis.
- There are several key advantages to building a commercial electric vehicle from a major OEM chassis rather than designing and building a new chassis from the ground up. These are:
  - OEM chassis are much less expensive, even if they have to be modified or decontented, because they are sold in higher quantities already, and the tooling and manufacturing has already been amortized across a much higher volume and longer period of time
  - Major OEM chassis already have a service and support network in place (nationwide, and worldwide)—spare parts that customers may need with short-notice, such as mirrors, wheels, and suspension components, are readily available
  - Safety systems, crash testing, and EPA/FMVSS certifications are already tested and completed; these certifications take years to achieve
  - There is a wide range of upfitter support already in place for most major components (e.g., lifts, shelving, lights, wheelchair lifts, shuttle bus accessories).

How do you plan to scale manufacturing? What are the anticipated risks?

- Lightning eMotors currently has 250,000 sq. ft. under a long-term lease and the ability to quickly expand its manufacturing facilities into an additional 500,000 sq. ft. of existing building space at its Colorado campus to meet growing demand. The current expansion work includes additional medium-volume automation that will increase the throughput of the existing facility and the potential of future facilities. The Company also leverages a partner network (ABC Companies, Winnebago, ShyftGroup) that use their current facilities, people, and automation to install and maintain Lightning eMotors' powertrains creating additional production capacity.
- The technology and scale risk of expansion is minimal, as the automation approach and equipment is well understood and available.
- Expansion always has time risks—i.e. the long-lead item automation equipment, secure building leases, etc. In our case, we are starting on most of those long-lead items 12-24 months in advance—which we believe mitigates much of the expansion risk.

STRATEGIC PARTNERS

ABC Companies | BorgWarner | Brown Industries | Delta Electronics, Inc.

Ford | Hino | Plug Power | REV

Romeo Power Technology | Shyft Group | Winnebago | Woodward

7

LIGHTNING eMOTORS

SUPPLEMENTAL FAQ (CONT.)
How has COVID impacted your supply chain?
While COVID has created unprecedented disruption in the global supply chain, Lightning eMotors’ ability to work with multiple supply chain partners on key parts, including batteries, has prevented major disruptions in production. To date, Lightning eMotors has encountered 4-10-week delays in producing vehicles during the pandemic. This level of delay has not resulted in any order cancellations. Lightning eMotors has added and built additional redundancies into the supply chain and added additional vertical integration to mitigate supply-chain risk. For example, Lightning eMotors recently added its own metal framework fabrication capacity to provide additional capacity, reduce delivery timelines, and mitigate the risk of supplier delays due to COVID. Even with this mitigation, the Company now forecasts that it will need to further in-source some work and components, design and validate additional components, and procure components further in advance, to ensure it can meet its revenue targets.
What types of orders will you be fulfilling in the coming year? Class of vehicle, type of partner, etc.
Lightning eMotors continues to garner substantial market commitments for its products across our complete product portfolio. Class 3 and Class 4 platforms continue to outperform in the last-mile delivery and micro-transit space with respect to volume and represent more than 70% of the
Company’s backlog by vehicle count. Larger vehicles and more highly customized Class 3 and 4 vehicles make up the remaining 30% of backlog vehicle count but make a larger contribution to future revenue given their higher ASPs.

SAFE HARBOR
This presentation and the accompanying oral presentation contain forward-looking statements. All statements other than statements of historical fact contained in this presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Lightning Systems, Inc. and its subsidiaries (“Lightning eMotors,” “Lightning Systems,” the “Company,” “us,” “our” or “we”), market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. In some cases, you can identify forward-looking statements by terms such as “expect,” “plan,” “anticipate,” “intend,” “target,” “project,” “predict,” “potential,” “explore,” “forecast” or “continue” or the negative of these terms or other similar words.
Lightning eMotors has based these forward-looking statements largely on its current expectations and assumptions and on information available as of the date of this presentation. The Company assumes no obligation to update any forward-looking statements after the date of this presentation, except as required by law. No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law in no circumstances will Lightning eMotors or any of its subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation and the accompanying oral presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith.
The forward-looking statements contained in this presentation and the accompanying oral presentation are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results or outcomes to be materially different from any future results or outcomes expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and other factors include, but are not limited to, those related to our operations and business and financial performance, our ability to attract and retain customers, our ability to up-sell and cross-sell to customers, the success of our customers’ development programs which will drive future revenues, our ability to execute on our business strategy, our ability to compete effectively and our ability to manage growth. In addition, such statements may include (i) statements about the potential severity, magnitude and duration of the COVID-19 pandemic as it affects our business operations, financial results and position and on the U.S. and global economy; (ii) current market conditions and federal, state, and local laws, regulations and government incentives, particularly those related to the commercial electric vehicle market; (iii) planned and potential business or asset acquisitions or combinations; and (iv) our funding and liquidity plans. Moreover, we operate in a competitive and rapidly changing environment, and new risks may emerge from time to time. You should not put undue reliance on any forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved, if at all.
It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the markets in which we operate or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make.
This presentation and the accompanying oral presentation also contain estimates, forecasts and other statistical data made by independent parties and by the Company relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight or reliance to such estimates. The Company has not independently verified the statistical and other industry data generated by independent parties and contained in this presentation and, accordingly, it cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we compete are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results or outcomes to differ materially from those expressed in the estimates made by the independent parties and by Lightning eMotors. Additionally, certain market data information in this presentation is based on the estimates of Lightning eMotors management. Lightning eMotors obtained the industry, market and competitive position data used throughout this presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Lightning eMotors believes its estimates to be accurate as of the date of this presentation. However, this information may prove to be inaccurate because of the method by which Lightning eMotors obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

SAFE HARBOR (CONT.)
In addition to the U.S. GAAP financials, this presentation includes non-GAAP financial measures. Non-GAAP measures have limitations as analytical tools, are presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Lightning eMotors urges you to review the reconciliation of Lightning eMotors’ non-GAAP financial measures to the most directly comparable GAAP financial measures and not to rely on any single financial measure to evaluate Lightning eMotors’ business.
This presentation does not constitute an offer to sell nor is it a solicitation of an offer to buy the securities of the Company and any representation to the contrary is void.
All trademarks, service marks, and trade names of Lightning eMotors or its affiliates used herein are trademarks, service marks, or registered trade names of Lightning eMotors. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not intended to, and does not imply, a relationship with Lightning eMotors, or an endorsement or sponsorship by or of Lightning eMotors. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Lightning eMotors will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital3 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital3, and after the registration statement is declared effective, GigCapital3 will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in GigCapital3’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combination and the respective businesses of GigCapital3 and Lightning Systems, which GigCapital3 will file with the SEC. The proposed business combination and related transactions will be submitted to stockholders of GigCapital3 for their consideration. GigCapital3’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital3’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Lightning Systems, GigCapital3 and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of GigCapital3 as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital3, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital3, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Lightning Systems and GigCapital3 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital3’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital3’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on May 15, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.